UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

2014 Interim Report

CONTENTS

2	Additional Information

3	Corporate Information

4	Letter to Shareholders

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

15	Corporate Governance Report

24	Other Information

32	Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

33	Condensed Consolidated Statements of Financial Position

34	Condensed Consolidated Statements of Changes in Equity

35	Condensed Consolidated Statements of Cash Flows

36	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC

ADDITIONAL INFORMATION

References in this interim report to:

•                                          “2014 AGM” are to the Company’s annual general meeting held on June 27, 2014;

•                                          “Board” are to the board of directors of the Company;

•                                          “China” or “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•                                          “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•                                          “EUR” are to Euros;

•                                          “Group” are to the Company and its subsidiaries;

•                                          “HK$” are to Hong Kong dollars;

•                                          “Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•                                          “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                                          “JPY” are to Japanese Yen;

•                                          “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                                          “Ordinary Share(s)” are to the ordinary share(s) of US$0.0004 each in the share capital of the Company;

•                                          “RMB” are to Renminbi;

•                                          “SEC” are to the U.S. Securities and Exchange Commission;

•                                          “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•                                          “US$” or “USD” are to U.S. dollars;

•                                          “U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this interim report has been prepared in accordance with IFRS. The financial information presented in the annual reports prior to 2011 was prepared in accordance with U.S. GAAP.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name	中芯國際集成電路製造有限公司*

Registered office	PO Box 309
Ugland House Grand Cayman KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong	Suite 3003 30th Floor
No. 9 Queen’s Road Central Hong Kong

Website	http://www.smics.com

Company secretary	Gareth Kung

Authorized representatives	Zhang Wenyi
Lawrence Juen-Yee Lau

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

*         For identification purposes only

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are pleased to report that SMIC has registered profit for nine quarters in a row, achieving record-high revenue (excluding contributions from Wuhan Xinxin) for the second quarter of 2014 with the highest gross profit margin since 2005. During the second quarter, revenue from PRC customers exceeded revenue from other regions for the first time in SMIC’s history, as we continued to capture growth opportunities by leveraging our unique position in China. Our 8-inch facilities are operating at full capacity; however, we have secured some second-hand 8-inch equipment and will begin to expand our 8-inch capacity in Shenzhen to meet the future demand for differentiated technologies from global and domestic customers. Meanwhile, to responsively match our customers’ demand for 28nm, we will convert and upgrade part of our 40nm capacity in Shanghai for 28nm capacity readiness by the end of 2014.

Over the past six months, our Company has made continuous progress in the research and development of advanced processes; we have begun 28nm customer tape-out and in the second quarter of 2014, we reached an agreement with Qualcomm for close cooperation in 28nm process technology and wafer fabrication. These developments represent a significant milestone of SMIC. SMIC has further proved its strengths and commitment to meet customers’ requirements according to their product features and provide the advanced node technologies required. The Company also achieved fruitful results in complementary cooperation with other leading players in the semiconductor industry chain. In February 2014, SMIC entered into an agreement with Jiangsu Changjiang Electronics Technology Co., Ltd in respect to the establishment of a majority-owned subsidiary for the 12-inch bumping foundry service and ancillary testing capability in Jiangyin, aiming to provide foreign and domestic customers IC design in China with one-stop production services offering premium quality, efficiency and convenience.

To fund the expansion of our 8-inch and 12-inch manufacturing facilities, the Company successfully completed another financing exercise in the capital market on 4 June with proceeds of US$296 million. Together with the capital commitment provided by Datang and CIC, an aggregate of US$396 million has been raised. The financing exercise was received with enthusiastic market response and active participation of investors as total subscription significantly exceeded the Company’s original target, reflecting market recognition of and confidence in the track records of the Company’s management team and its development goals for the future. I would like to thank in particular our major shareholders including Datang, CIC and SIIC for their active participation and great support. The Company will continue to enhance its effort in the forthcoming years, with the goal of delivering good operating performance and return on investment.

To accelerate the development of the semiconductor and related industries, the PRC government has promulgated the “Outline on promoting the development of semiconductor and related industries” (《國家集成電路產業發展推進綱要》). As the largest and most advanced semiconductor foundry in China, SMIC is set to benefit from the overall expansion of semiconductor and related industries driven by such policy.

In addition, the Company continued to actively fulfill its social responsibility during the first half of 2014. SMIC has donated an additional RMB2 million (including staff donation) to fund liver transplants for impoverished children at Renji Hospital in Shanghai in May 2014, taking the accumulated donation from SMIC to RMB4 million. SMIC plans to support such charitable programs in the future.

All in all, we are making preparations in terms of capacity and technology for the many exciting new opportunities. We continue to emphasize the priority of sustained profitability and carefully planned growth, and we would like to reiterate our intention to diligently and carefully execute our business plan with the interests of our shareholders in mind. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued interest and support for the development of SMIC.

Zhang Wenyi	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China August 28, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2014, and would like to express its gratitude to the shareholders and its staff for their support for the Company.

SALES

Sales decreased by 7.7% from US$1,042.9 million for the six months ended June 30, 2013 to US$962.4 million for the six months ended June 30, 2014, primarily because there had been no wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”) since the first quarter of 2014. The number of wafer shipments decreased by 6.7% from 1,319,427 8-inch wafer equivalents for the six months ended June 30, 2013 to 1,230,385 8-inch wafer equivalents for the six months ended June 30, 2014.

COST OF SALES AND GROSS PROFIT

Cost of sales decreased by 10.6% from US$809.4 million for the six months ended June 30, 2013 to US$723.3 million for the six months ended June 30, 2014.

The Company had a gross profit of US$239.2 million for the six months ended June 30, 2014 compared to a gross profit of US$233.5 million for the six months ended June 30, 2013, representing an increase of 2.4%. Gross margin increased to 24.9% for the six months ended June 30, 2014 from 22.4% for the six months ended June 30, 2013. The increase in gross margin was primarily because 1) there were no wafer shipments from Wuhan Xinxin which had lower gross margin since the first quarter of 2014, and 2) of improved fab efficiency in the first half of 2014.

PROFIT FOR THE PERIOD FROM OPERATING

Profit from operations decreased from US$130.5 million for the six months ended June 30, 2013 to US$87.8 million for the six months ended June 30, 2014 primarily due to 1) the gain arising from the partial disposal of the living quarters in Shanghai in the first half of 2013 and 2) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan in the first half of 2013.

Research and development expenses increased by 32.9% from US$61.5 million for the six months ended June 30, 2013 to US$81.7 million for the six months ended June 30, 2014. The increase was mainly due to an increase in R&D activities.

General and administrative expenses decreased by 23.6% from US$76.8 million for the six months ended June 30, 2013 to US$58.7 million for the six months ended June 30, 2014. The decrease was primarily due to a decrease in accrued employee bonus in the first half of 2014.

Sales and marketing expenses increased by 3.9% from US$18.0 million for the six months ended June 30, 2013 to US$18.7 million for the six months ended June 30, 2014.

Other operating income were US$7.8 million and US$53.3 million for the six months ended June 30, 2014 and 2013, respectively, and the decrease was due to 1) the gains arising from the partial disposal of the Company’s living quarters in Shanghai in the first half of 2013 and 2) the gains arising from the disposal of the Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan in the first half of 2013.

As a result, the Company’s profit from operations decreased to US$87.8 million for the six months ended June 30, 2014 from US$130.5 million for the six months ended June 30, 2013.

PROFIT FOR THE PERIOD

Due to the factors described above, the Company had a profit attributable to holders of Ordinary Shares of US$76.1 million for the six months ended June 30, 2014 compared to US$115.8 million for the six months ended June 30, 2013.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE CURRENT YEAR

In 2014, the Company plans to spend approximately US$1.1 billion in capital expenditures for foundry operations which are subject to adjustment based on market conditions. The capital expenditures are mainly for 1) Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”), the Company’s majority owned subsidiary in Beijing, which is 55% funded by the Company and 45% funded by other shareholders of the entity, 2) the acquisition of used equipment for the Company’s Shenzhen 8-inch fab, 3) the product- mix change including conversion from 40/45nm to 28nm in the Company’s Shanghai 12-inch fab, and 4) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K.

In addition, the Company budgeted approximately US$110 million in 2014 as capital expenditures for non- foundry operations. This is mainly for the construction of living quarters for employees as part of the Company’s employee retention program. The Company plans to rent out or sell some of these living units to employees in the future.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2014, the Company incurred capital expenditures of US$250.8 million compared to US$486.5 million for the six months ended June 30, 2013. The Company has financed capital expenditures substantially with cash flows generated from operating and financing activities.

The Company had US$573.3 million in cash and cash equivalent as of June 30, 2014. These cash and cash equivalent are held in the form of United States Dollars, Japanese Yen, Euro, and Chinese Renminbi. The net cash from operating activities increased by 6.0% from US$263.0 million for the six months ended June 30, 2013 to US$278.7 million for the six months ended June 30, 2014.

Net cash used in investing activities was US$355.3 million for the six months ended June 30, 2014, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, and 2) the net result of proceeds from and payment for short-term investments carried at fair value through profit or loss. For the six months ended June 30, 2013, net cash used in investing activities was US$325.2 million primarily attributable to purchases of plant and equipment for the fabs in Shanghai and Beijing.

The Company’s net cash generated from (used in) financing activities were US$188.8 million and US$(33.3) million for the six months ended June 30, 2014 and 2013, respectively. They were primarily 1) the net result of proceeds from new bank borrowings and repayments of bank borrowings and 2) net proceeds from the issue of the convertible bonds and net proceeds from the issue of new Ordinary Shares in the first half of 2014.

As of June 30, 2014, the Company’s outstanding long-term liabilities primarily consisted of US$592.8 million in secured bank loans, US$50.5 million in unsecured bank loans and US$352.3 million in convertible bonds. Of which, US$212.9 million was classified as the current portion of long-term loans. The long- term loans are repayable in installments which will commence in September 2014 and will mature in February 2018.

2012 USD Loan (SMIC Shanghai)

In March 2012, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’ 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS’ 8-inch fabs, buildings and land use right of SMIS. As of June 30, 2014, SMIS had drawn down US$268 million and repaid US$134 million on this loan facility. The outstanding balance of US$134 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.64% to 3.87% for the six months ended June 30, 2014.

SMIS was in compliance with the related financial covenants as of June 30, 2014.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility was secured by the manufacturing equipment located in the 12-inch fabs and buildings of SMIS. As of June 30, 2014, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% for the six months ended June 30, 2014.

SMIS was in compliance with the related financial covenants as of June 30, 2014.

2012 USD Loan (SMIC Beijing)

In March 2012, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment owned by the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and the 100% equity of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of June 30, 2014, SMIB had drawn down US$260 million and repaid US$61.2 million in respect of this loan facility. The outstanding balance of US$198.8 million is repayable by September 2017. The interest rate on this loan facility ranged from 5.83% to 5.88% for the six months ended June 30, 2014.

SMIB was in compliance with the related financial covenants as of June 30, 2014.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIB entered into a new USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty- six-month bank facility was used for working capital purposes. As of June 30, 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.33% to 3.35% for the six months ended June 30, 2014.

2013 China Investment Development Corporation (“CIDC”) Entrusted Loan (SMIC Beijing)

In June 2013, SMIB entered into a new RMB Loan, a two-year working capital entrusted loan facility in the principal amount of RMB70 million (approximately US$11.2 million) with CIDC through China CITIC Bank, which was unsecured. This two-year entrusted loan facility was used for working capital purposes. As of June 30, 2014, SMIB had drawn down RMB70 million (approximately US$11.2 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.5 million) is repayable in June 2015. The interest rate on this loan facility was 12% for the six months ended June 30, 2014, which was set in accordance with the living quarter investment & co-development agreement entered into with CIDC and Zhongxin Xiecheng Investment (Beijing) Co., Ltd.

Short-term Credit Agreements

As of June 30, 2014, the Company had 21 short-term credit agreements that provided total credit facilities up to US$922.4 million on a revolving credit basis. As of June 30, 2014, the Company had drawn down US$152.4 million under these credit agreements. The outstanding borrowings under these credit agreements were unsecured, except for US$20.0 million, which was secured by time deposits of US$18.8 million. The interest rate on this loan facility ranged from 1.98% to 3.78% for the six months ended June 30, 2014.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

COMMITMENTS

As of June 30, 2014, the Company had commitments of US$137.8 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Shenzhen, US$199.0 million to purchase machinery and equipment mainly for the Beijing, Tianjin, Shanghai and Shenzhen fabs and US$23.2 million to purchase intangible assets.

DEBT TO EQUITY RATIO

As of June 30, 2014, the Company’s debt to equity ratio was approximately 39.7% which was calculated by dividing the sum of the short-term and long-term borrowings and convertible bonds by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Company also enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB against the US dollar.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated transactions. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euro against the US dollar and do not qualify for hedge accounting in accordance with IFRS.

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2013 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

The Company reached a quarterly record high in revenue in the second quarter when excluding wafer shipments from Wuhan Xinxin, and improved on its gross margin. The Company will continue its strategic execution to capture growth opportunities via technology advancement and value-added differentiation, while focusing on sustained profitability.

With regard to SMIC’s future plans, demand for the Company’s differentiated technology and advanced 28nm process are key growth drivers for its business.

Demand for the Company’s differentiated applications continues to be strong, especially in the areas of power management integrated circuit (“PMIC”), CMOS image sensors (“CIS”), and EEPROM. Revenue from the Company’s differentiated applications, specifically PMIC, CIS, and EEPROM, account for around one-third of the Company’s revenue; meanwhile growth has been constrained by limited capacity growth this year. At the same time, the Company continues to expand its differentiated portfolio offerings, which also include MEMS, fingerprint IC technology, back-side illumination CIS, embedded-EEPROM, embedded-Flash, and others.

In response to the strong capacity demand, the Company continues to search and evaluate all opportunities to expand its 8-inch capacity. The Company plans to install 10,000 wafers per month capacity in its Shenzhen 8-inch fab by the end of this year.

In terms of advanced capacity, the Company plans to convert 6,000 wafers per month of its existing 40nm capacity for 28nm readiness in its Shanghai 12-inch fab; and install 1,000 wafers per month capacity in SMNC by the end of 2014.

The Company continues to emphasize the priority of sustained profitability and carefully planned growth. Furthermore, the Company has confidence in its strategy to capture growth opportunities in China and stay committed to sustainable profitability and building value for all stakeholders.

ISSUE OF US$86.8 MILLION ZERO COUPON CONVERTIBLE PRE-EMPTIVE BONDS DUE 2018

On December 18, 2013, the Company entered into a subscription agreement (“Datang Original Pre-emptive Bonds Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Original Pre-emptive Bonds Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Original Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement (“2008 Datang Share Purchase Agreement”) dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang. The Datang Original Pre-emptive Bonds are convertible into 531,481,129 Ordinary Shares, assuming full conversion of the Datang Original Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Ordinary Share (“Conversion Price”) (which represented a premium of approximately 35.00% over the closing price of HK$0.59 per Ordinary Share as quoted on the Hong Kong Stock Exchange on October 24 2013, being the date on which the terms of the issue of the Original Bonds (as defined below) were fixed).

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Original Pre-emptive Bonds Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Original Pre-emptive Bonds Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Original Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill pursuant to the share subscription agreement (“2011 Country Hill Share Subscription Agreement”) dated April 18, 2011 entered into between the Company and Country Hill. The Country Hill Original Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion of the Country Hill Original Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Ordinary Share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Original Pre-emptive Bonds Subscription Agreement and the Country Hill Original Pre-emptive Bonds Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Original Pre-emptive Bonds and the Country Hill Original Pre-emptive Bonds (collectively, the “Original Pre- emptive Bonds”) and the allotment and issue of any Ordinary Shares on conversion of any Original Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders of the Company at the extraordinary general meeting of the Company held on February 17, 2014 (the “EGM”).

The Original Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers that the issue of the Original Pre-emptive Bonds has strengthened the relationship between Datang, Country Hill and the Company and has provided the Company with an additional source of funding. The net proceeds (net of fees and expenses) from the issue of the Original Pre-emptive Bonds were approximately US$86.8 million which would be used for the Company’s capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Original Pre-emptive Bonds took place on May 29, 2014.

The Original Pre-emptive Bonds have been consolidated and from the date of their issue have formed a single series with the US$200 million zero coupon convertible bonds issued by the Company on November 7, 2013 (the “Original Bonds”). The Ordinary Shares on conversion of any Original Pre-emptive Bonds will be allotted and issued pursuant to the specific mandate granted by the independent shareholders of the Company to the Directors at the EGM and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversation date.

ISSUE OF 2,590,000,000 NEW ORDINARY SHARES

On June 4, 2014, the Company entered into a placing and subscription agreement (the “Placing and Subscription Agreement”) with J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Hong Kong Branch (the “Joint Placing Agents”) and Datang, pursuant to which Datang agreed to appoint the Joint Placing Agents, and each of the Joint Placing Agents has agreed, severally and not jointly, to act as agent for Datang, to purchase or procure no less than six purchasers to purchase 2,590,000,000 Ordinary Shares held by Datang (“Sale Share(s)”) at the price of HK$0.60 per Sale Share (the “Placing Price”) (the “Top-up Placing”). The Placing Price represented a discount of approximately 4.76% to the closing price of HK$0.63 per Ordinary Share as quoted on the Hong Kong Stock Exchange on June 4, 2014, being the date on which the terms of the Placing and Subscription Agreement were fixed.

Following the completion of the Top-up Placing on June 9, 2014, Datang applied to subscribe for 2,590,000,000 new Ordinary Shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”). The Subscription Shares were allotted and issued by the Company to Datang on June 12, 2014 pursuant to the general mandate granted by the shareholders of the Company to the Directors at the annual general meeting of the Company held on June 13, 2013 (“2013 General Mandate”) and ranked pari passu in all respects with the existing Ordinary Shares in issue.

The Company is of the view that the Top-up Placing and the Top-up Subscription represent a good opportunity for the Company to broaden its shareholder base. The net subscription monies payable by Datang to the Company were approximately HK$0.59 per Subscription Share after the deduction of the relevant expenses and the net proceeds (net of fees, commissions and expenses) from the issue of the Subscription Shares were approximately US$197.2 million which would be mainly used for the Company’s capital expenditures in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and for general corporate purposes.

ISSUE OF US$95 MILLION ZERO COUPON CONVERTIBLE BONDS DUE 2018

On June 4, 2014, the Company entered into a subscription agreement with J.P. Morgan Securities Plc and Deutsche Bank AG, Hong Kong Branch (collectively, the “Joint Managers”) in respect of the issue of US$95 million zero coupon convertible bonds due 2018 (the “Further Bonds”), pursuant to which each of the Joint Managers agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million. The issue price of the Further Bonds is 101.5% of the aggregate principal amount. Assuming full conversion of the Further Bonds at the initial Conversion Price of HK$0.7965 per Ordinary Share, the Further Bonds will be convertible into 924,738,230 Ordinary Shares which will be allotted and issued pursuant to the 2013 General Mandate and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversation date. The issue of the Further Bonds was completed on June 24, 2014.

The Further Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers the issue of the Further Bonds as a good opportunity for the Company to further broaden its shareholder base. The net proceeds (net of fees, commissions and expenses) from the issue of the Further Bonds were approximately US$94.2 million which would be mainly used for the Company’s capital expenditures in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and for general corporate purposes.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds and the Original Pre-emptive Bonds from the date of their issue.

PROPOSED ISSUE OF US$22.2 MILLION ZERO COUPON CONVERTIBLE PRE- EMPTIVE BONDS DUE 2018 AND 938,111,417 NEW ORDINARY SHARES

On August 22, 2014, the Company entered into a subscription agreement (“Datang Further Pre-emptive Bonds Subscription Agreement”) with Datang, pursuant to which the Company has conditionally agreed to issue and Datang has conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$22,200,000 (“Datang Further Pre-emptive Bonds”) for a total cash consideration of US$22,533,000 upon the exercise of Datang’s pre-emptive rights as specified in the 2008 Datang Share Purchase Agreement. The issue price of the Datang Further Pre-emptive Bonds is 101.5% of the aggregate principal amount. The Datang Further Pre-emptive Bonds are convertible into 216,096,723 Ordinary Shares, assuming full conversion of the Datang Further Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Ordinary Share.

On August 22, 2014, the Company also entered into a subscription agreement with each of Datang and Country Hill (“2014 Datang Share Subscription Agreement” and “2014 Country Hill Share Subscription Agreement”, respectively) in relation to the proposed subscription of 669,468,952 Ordinary Shares by Datang upon the exercise of Datang’s pre-emptive rights pursuant to the 2008 Datang Share Purchase Agreement and 268,642,465 Ordinary Shares by Country Hill upon the exercise of Country Hill’s pre-emptive rights pursuant to the 2011 Country Hill Share Subscription Agreement at the price of HK$0.60 per Ordinary Share (which is the same as the Placing Price). The total consideration payable by Datang under the 2014 Datang Share Subscription Agreement amounts to HK$401,681,371.20, and the total consideration payable by Country Hill under the 2014 Country Hill Share Subscription Agreement amounts to HK$161,185,479.

As each of Datang and Country Hill is a substantial shareholder of the Company and thus a connected person of the Company, the execution of the Datang Further Pre-emptive Bonds Subscription Agreement, the 2014 Datang Share Subscription Agreement and the 2014 Country Hill Share Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Further Pre-emptive Bonds, the allotment and issue of any Ordinary Shares on conversion of any Datang Further Pre-emptive Bonds, the allotment and issue of 669,468,952 Ordinary Shares to Datang and the allotment and issue of 268,642,465 Ordinary Shares to Country Hill) constitute non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and are subject to the approval of the independent shareholders of the Company at the extraordinary general meeting of the Company so convened.

The Datang Further Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers that the proposed issue of the Datang Further Pre-emptive Bonds and the proposed issue of a total of 938,111,417 new Ordinary Shares to Datang and Country Hill will further strengthen the relationship between Datang, Country Hill and the Company and has provided the Company with an additional source of funding for the Company’s needs. The net proceeds (net of fees and expenses) from the issue of the Datang Further Pre-emptive Bonds and the issue of a total of 938,111,417 new Ordinary Shares to Datang and Country Hill are approximately US$22.4 million and HK$562.5 million respectively, both of which will be used for the Company’s capital expenditures in capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

The Datang Further Pre-emptive Bonds will be consolidated and from the date of their issue form a single series with the Original Bonds. The Ordinary Shares on conversion of any Datang Further Pre-emptive Bonds and a total of 938,111,417 Ordinary Shares to be subscribed by Datang and Country Hill will be allotted and issued pursuant to the specific mandates granted by the independent shareholders of the Company to the Directors at the extraordinary general meeting of the Company so convened and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant issue date.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high standard of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) which an issuer, such as the Company, is expected to comply with or advise as to reasons for deviations from and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which is amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the six months ended June 30, 2014, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.4.2 of the CG Code requires that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. According to Article 126 of the Articles of Association of the Company, any Director appointed by the Board to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next following annual general meeting of the Company after appointment and shall then be eligible for re-election at that meeting. As such, Mr. Sean Maloney, who was appointed as an independent non-executive Director by the Directors on June 15, 2013 to fill the casual vacancy arising from the retirement of Mr. Tsuyoshi Kawanishi on June 13, 2013, and Mr. William Tudor Brown, who was appointed as an independent non-executive Director by the Directors on August 8, 2013 as an additional Director to the Board, retired and, being eligible, were re-elected at the 2014 AGM held on June 27, 2014 rather than the extraordinary general meeting of the Company held on February 17, 2014 (the “EGM”) pursuant to the Articles of Association of the Company.

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Mr. Sean Maloney, an independent non-executive Director, was not able to attend the EGM as he was having overseas engagements during the meeting time.

Save as the aforesaid and in the opinion of the Directors, the Company has complied with all other Code Provisions set out in the CG Code during the six months ended June 30, 2014.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2014. The senior management of the Company as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through its various committees, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to obtain information about the operation of the Company.

The Board consists of ten Directors and two alternate Directors as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) serves a term of three years.

•                                          Class I Directors are Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. All Class I Directors were re-elected at the 2014 AGM to hold office until the annual general meeting of the Company to be held in 2017.

•                                          Class II Directors are Dr. Chen Shanzhi, Mr. Frank Meng and Mr. Lip-Bu Tan. All Class II Directors were re-elected at the annual general meeting of the Company held in 2012 to hold office until the annual general meeting of the Company to be held in 2015.

•                                          Class III Directors are Mr. Zhou Jie, Professor Lawrence Juen-Yee Lau and Mr. Sean Maloney. Mr. Zhou and Professor Lau were re-elected at the annual general meeting of the Company held in 2013 to hold office until the annual general meeting of the Company to be held in 2016 (“2016 AGM”). Mr. Maloney, whose initial appointment as a Director took effect from June 15, 2013, was re-elected at the 2014 AGM to hold office until 2016 AGM.

As of the date of this interim report, the roles of Chairman and Chief Executive Officer are segregated and such roles are performed by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, respectively.

The following table sets forth the names, classes and categories of the Directors as at the date of this interim report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	Class I
Gao Yonggang	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Sean Maloney	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau	Non-executive Director	Class III
Datong Chen	Alternate Director to Lawrence Juen-Yee Lau	—
Li Yonghua	Alternate Director to Chen Shanzhi	—

On an annual basis, each independent non-executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets at least four times a year at approximately quarterly intervals and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The schedule of Board meetings for a given year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for the Board meetings and also assists the Board in complying with applicable laws, rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their review and comments prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which any Directors are considered to have a conflict of interest or material interests are dealt with by physical Board meetings rather than written resolutions and the interested Directors are not counted in the quorum of such Board meetings and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents tabled at the Board meeting or filed into the Company’s minutes book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to discharge his/her duties. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to ensure the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to his/her responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with Code Provision A.5.6 of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Company gives consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments are always made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board reviews the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board considers, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under New York Stock Exchange and/or Hong Kong Stock Exchange listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board then decides whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

BOARD COMMITTEE

The Board has established the following principal committees to assist it in performing its functions. Each of these committees consists of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Audit Committee

As of June 30, 2014, the Company’s Audit Committee (the “Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Frank Meng and Mr. Zhou Jie. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as an Audit Committee member, Mr. Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•                                          making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•                                          reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                                          pre-approving all non-audit services to be provided by the Company’s independent auditor;

•                                          approving the remuneration and terms of engagement of the Company’s independent auditor;

•                                          reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•                                          pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•                                          reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                                          reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                                          reviewing the Company’s risk assessment and management policies;

•                                          reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•                                          establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•                                          obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

The Audit Committee reports its work, findings and recommendations to the Board regularly.

The Audit Committee meets at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and also assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings are dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditor the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting; and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

As of June 30, 2014, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•                                          approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•                                          determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Directors’ compensation, including equity-based compensation;

•                                          administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•                                          reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•                                          ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but no fewer than four times per year.

The Compensation Committee meets at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and also assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after a Compensation Committee meeting is held, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Nomination Committee

As of June 30, 2014, the Company’s Nomination Committee (the “Nomination Committee”) comprised Mr. Zhang Wenyi (chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The responsibilities of the Nomination Committee include:

•                                          reviewing the structure, size and composition (including the skills, knowledge and experience, as well as diversity of perspectives) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•                                          monitoring the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s Annual Report;

•                                          identifying individuals suitably qualified to become Board members, consistent with criteria approved by the Board, and making recommendations to the Board on the selection of individuals nominated for directorships;

•                                          assessing the independence of independent non-executive Directors; and

•                                          making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

Internal Audit Department

The Company’s Internal Audit Department (the “Internal Audit Department”) works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. The risk-based audit plan made by the Internal Audit Department is approved by the Audit Committee. Audit results are reported by the Internal Audit Department to the Chairman of the Board, the Chief Executive Officer and the Audit Committee every quarter and throughout the year.

Based on its annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•                                          reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•                                          reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•                                          reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•                                          appraising the economy and efficiency with which resources are employed;

•                                          identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•                                          evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department audits areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company are notified of any deficiencies cited by the Internal Audit Department, which follows up with the implementation of audit recommendations. In addition, the Internal Audit Department reports their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent auditor.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices

Companies listed on the New York Stock Exchange, or the NYSE, must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the SEC and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

•                                          The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established the Nomination Committee to review the structure, size and composition (including the skills, knowledge and experience as well as diversity of perspectives of the Board) at least annually, monitor the implementation of Board Diversity Policy, make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non- executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

•                                          The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of Audit Committee members in accordance with Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

•                                          We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our Audit Committee and Compensation Committee may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our Compensation Committee charter. We disclose the amounts of compensation of our Directors on a named basis and the five highest individuals on an aggregate basis in our 2013 annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•                                          The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

OTHER INFORMATION

1.                                      DIVIDENDS

The Board did not propose to declare an interim dividend for the six months ended June 30, 2014 (six months ended June 30, 2013: Nil).

2.                                      SHARE CAPITAL

During the six months ended June 30, 2014, the Company issued 69,800,684 and 59,752,553 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively. During this period, there were no Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2014:
Ordinary Shares	34,831,860,338

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit.

3.                                      SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective numbers of shares in which they were interested as of June 30, 2014 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

			Percentage of Ordinary Shares			Percentage of
			Held to Total Issued Share			Aggregate Interests to Total Issued
Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Capital of the Company (Note 1)	Derivatives	Total Interest	Share Capital of the Company (Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	6,116,138,341 (Note 2)	17.56%	531,481,129 (Note 3)	6,647,619,470	19.08%
China Investment Corporation (“CIC”)	Long Position	3,605,890,530 (Note 4)	10.35%	313,437,589 (Note 5)	3,919,328,119	11.25%

Notes:

(1)                           Based on 34,831,860,338 Ordinary Shares in issue as at June 30, 2014.

(2)                           All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly- owned subsidiary of Datang Telecom.

(3)                           The Company issued US$54,600,000 zero coupon convertible bonds due 2018 (“Datang Original Pre-emptive Bonds”) to Datang on May 29, 2014 pursuant to the subscription agreement dated December 18, 2013 entered into between the Company and Datang. The Datang Original Pre-emptive Bonds are convertible into 531,481,129 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 underlying shares of the Company.

(4)                           All such Ordinary Shares are held by Country Hill Limited (“Country Hill”). Country Hill is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)                           The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Original Pre-emptive Bonds”) to Country Hill on May 29, 2014 pursuant to the subscription agreement dated December 18, 2013 entered into between the Company and Country Hill. The Country Hill Original Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying shares of the Company.

4.                                      SHAREHOLDING INTERESTS OF THE DIRECTORS

As of June 30, 2014, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code were as follows:

							Percentage of
							Aggregate Interests
			Number of				to Total Issued
			Ordinary				Share Capital of
	Long/Short	Nature of	Shares	Derivatives		Total	the Company
Name of Director	Position	Interests	Held	Options	Other	Interest	(Note 1)

Executive Director
Zhang Wenyi	Long Position	Beneficial	—	21,746,883	9,320,093	31,066,976	0.089%
		Owner		(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Beneficial	26,119,852	86,987,535	18,640,186	131,747,573	0.378%
		Owner		(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial	—	19,640,054	—	19,640,054	0.056%
		Owner		(Note 6)
Non-executive Director
Chen Shanzhi	Long Position	Beneficial	—	3,145,319	—	3,145,319	0.009%
		Owner		(Note 7)
Lawrence Juen-Yee Lau	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.013%
		Owner		(Note 8)
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial	—	4,492,297	—	4,492,297	0.013%
		Owner		(Note 9)
Sean Maloney	Long Position	Beneficial	—	4,490,377	—	4,490,377	0.013%
		Owner		(Note 10)
Frank Meng	Long Position	Beneficial	—	4,471,244	—	4,471,244	0.013%
		Owner		(Note 11)
Lip-Bu Tan	Long Position	Beneficial	—	4,634,877	—	4,634,877	0.013%
		Owner		(Note 12)

Notes:

(1)                           Based on 34,831,860,338 Ordinary Shares in issue as at June 30, 2014.

(2)                           On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of Mr. Zhang’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(3)                           On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of June 30, 2011, shall fully vest on June 30, 2015. As of June 30, 2014, 75% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been settled.

(4)                           On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of Dr. Chiu’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(5)                           On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of August 5, 2011, shall fully vest on August 5, 2015. As of June 30, 2014, 50% of Dr. Chiu’s Restricted Share Units were vested and settled, and thus 18,640,186 Ordinary Shares were issued to Dr. Chiu.

(6)                           These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of Dr. Gao’s service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of Dr. Gao’s service as a Director to the Board, and (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of Dr. Gao’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(7)                           On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of each of Dr. Chen’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(8)                           On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of Professor Lau’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(9)                           On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of Mr. Brown’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(10)                      On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of Mr. Maloney’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(11)                      On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of Mr. Meng’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

(12)                      These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of June 30, 2014, none of these options have been exercised.

2001 STOCK OPTION PLANS

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	1/5/2004	1/05/2004–1/04/2014	130,901,110	$0.10	29,618,335	29,618,335	—	—	—	—	—	$0.33
Service Providers	1/15/2004	1/15/2004–1/14/2014	4,100,000	$0.10	100,000	100,000	—	—	—	—	—	$0.14
Employees	1/15/2004	1/15/2004–1/14/2014	20,885,000	$0.10	3,294,000	3,294,000	—	—	—	—	—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	14,948,600	$0.10	3,508,200	931,100	—	2,577,100	—	—	$0.10	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	76,454,880	$0.25	18,742,440	18,742,440	—	—	—	—	—	$0.33
					55,262,975	52,685,875	—	2,577,100	—	—

2004 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	3/18/2004	3/18/2004–3/17/2014	49,869,700	$0.35	13,943,900	—	13,943,900	—	—	—	—	—	$0.35
Employees	4/25/2004	4/25/2004–4/24/2014	22,591,800	$0.28	4,417,400	—	4,417,400	—	—	—	—	—	$0.28
Employees	7/27/2004	7/27/2004–7/26/2014	35,983,000	$0.20	10,062,000	—	95,000	—	—	—	9,967,000	—	$0.20
Employees	11/10/2004	11/10/2004–11/09/2014	52,036,140	$0.22	10,380,160	—	81,000	—	—	—	10,299,160	—	$0.22
Employees	5/11/2005	5/11/2005–5/10/2015	94,581,300	$0.20	23,492,836	—	826,670	—	—	—	22,666,166	—	$0.20
Employees	8/11/2005	8/11/2005–8/10/2015	32,279,500	$0.22	5,316,500	—	72,000	—	—	—	5,244,500	—	$0.22
Employees	11/11/2005	11/11/2005–11/10/2015	149,642,000	$0.15	21,336,000	—	3,182,000	—	—	—	18,154,000	—	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$0.15	17,344,294	—	284,600	—	—	—	17,059,694	—	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$0.15	2,567,000	—	24,000	—	—	—	2,543,000	—	$0.15
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$0.13	10,692,000	—	108,000	—	—	—	10,584,000	—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006-9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	—	$0.13
Others	11/10/2006	11/10/2006-11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	—	$0.13
Employees	11/10/2006	11/10/2006-11/09/2016	33,271,000	$0.11	6,535,000	—	98,000	—	—	—	6,437,000	—	$0.11
Employees	5/16/2007	5/16/2007-5/15/2017	122,828,000	$0.15	36,982,000	—	1,229,000	—	—	—	35,753,000	—	$0.15
Others	5/16/2007	5/16/2007-5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	—	$0.15
Employees	12/28/2007	12/28/2007-12/27/2017	89,839,000	$0.10	21,556,800	—	280,000	—	58,000	—	21,218,800	$0.10	$0.10
Employees	2/12/2008	2/12/2008-2/11/2018	126,941,000	$0.08	39,208,625	—	1,668,700	—	6,329,625	—	31,210,300	$0.10	$0.08
Others	2/12/2008	2/12/2008-2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	—	$0.08
Employees	11/18/2008	11/18/2008-11/17/2018	117,224,090	$0.02	24,203,320	—	124,000	—	8,231,490	—	15,847,830	$0.09	$0.02
Employees	2/17/2009	2/17/2009-2/16/2019	131,943,000	$0.03	36,129,000	—	400,000	—	8,487,000	—	27,242,000	$0.10	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	—	$0.03
Others	2/17/2009	2/17/2009-2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	—	$0.03
Employees	5/11/2009	5/11/2009-5/10/2019	24,102,002	$0.04	5,330,000	—	—	—	525,000	—	4,805,000	$0.10	$0.04
Lip Bu Tan	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	—	$0.10
Senior Management	2/23/2010	2/23/2010-2/22/2020	49,498,364	$0.10	15,674,388	—	15,674,388	—	—	—	—	—	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	337,089,466	$0.10	145,594,760	—	4,890,407	—	3,557,659	—	137,146,694	$0.10	$0.10
Yonggang Gao	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	—	$0.08
Shanzhi Chen	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	—	$0.08
Senior Management	5/24/2010	5/24/2010-5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	—	$0.08
Employees	5/24/2010	5/24/2010-5/23/2020	18,251,614	$0.08	6,606,700	—	3,387,700	—	9,000	—	3,210,000	$0.10	$0.08
Employees	9/8/2010	9/8/2010-9/7/2020	46,217,577	$0.07	10,013,455	—	65,510	—	620,687	—	9,327,258	$0.10	$0.07
Employees	11/12/2010	11/12/2010-11/11/2020	39,724,569	$0.08	27,901,006	—	711,374	—	3,052,787	—	24,136,845	$0.10	$0.08
Employees	5/31/2011	5/31/2011-5/30/2021	148,313,801	$0.08	99,931,474	—	2,136,427	—	9,426,832	—	88,368,215	$0.10	$0.08
WEN YI ZHANG	9/8/2011	9/8/2011-9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	—	—	21,746,883	—	$0.06

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Tzu Yin Chiu	9/8/2011	9/8/2011-9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	—	$0.06
Employees	9/8/2011	9/8/2011-9/7/2021	42,809,083	$0.06	23,514,390	—	624,938	—	3,647,348	—	19,242,104	$0.10	$0.06
Frank Meng	11/17/2011	11/17/2011-11/16/2021	4,471,244	$0.05	4,471,244	—	—	—	—	—	4,471,244	—	$0.05
Employees	11/17/2011	11/17/2011-11/16/2021	16,143,147	$0.05	11,238,286	—	92,136	—	557,505	—	10,588,645	$0.09	$0.05
Employees	5/22/2012	5/22/2012-5/21/2022	252,572,706	$0.04	202,078,054	—	2,142,748	—	19,284,779	—	180,650,527	$0.10	$0.04
Senior Management	5/22/2012	5/22/2012-5/21/2022	5,480,000	$0.04	5,480,000	—	—	—	—	—	5,480,000	—	$0.04
Employees	9/12/2012	9/12/2012-9/11/2022	12,071,250	$0.04	8,454,116	—	250,333	—	728,041	—	7,475,742	$0.09	$0.04
Senior Management	9/12/2012	9/12/2012-9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	—	$0.04
Employees	11/15/2012	11/15/2012-11/14/2022	18,461,000	$0.05	15,634,333	—	326,792	—	1,990,956	—	13,316,585	$0.09	$0.05
Employees	5/7/2013	5/7/2013-5/6/2023	24,367,201	$0.08	20,501,263	—	338,000	—	716,875	—	19,446,388	$0.10	$0.08
Employees	6/11/2013	6/11/2013-6/10/2023	102,810,000	$0.08	99,490,000	—	2,824,376	—	—	—	96,665,624	—	$0.08
Senior Management	6/11/2013	6/11/2013-6/10/2023	74,755,756	$0.08	74,755,756	—	—	—	—	—	74,755,756	—	$0.08
Yonggang Gao	6/17/2013	6/17/2013-6/16/2023	13,608,249	$0.08	13,608,249	—	—	—	—	—	13,608,249	—	$0.08
Sean Maloney	6/17/2013	6/17/2013-6/16/2023	4,490,377	$0.08	4,490,377	—	—	—	—	—	4,490,377	—	$0.08
LAU Lawrence Juen-Yee	9/6/2013	9/6/2013-9/5/2023	4,492,297	$0.07	4,492,297	—	—	—	—	—	4,492,297	—	$0.07
WILLIAM TUDOR BROWN	9/6/2013	9/6/2013-9/5/2023	4,492,297	$0.07	4,492,297	—	—	—	—	—	4,492,297	—	$0.07
Employees	9/6/2013	9/6/2013-9/5/2023	22,179,070	$0.07	18,379,070	—	3,111,950	—	—	—	15,267,120	—	$0.07
Employees	11/4/2013	11/4/2013-11/3/2023	19,500,000	$0.07	19,136,000	—	648,000	—	—	—	18,488,000	—	$0.07
					1,265,120,878	—	64,059,349	—	67,223,584	—	1,133,837,945

2004 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share (USD)	RSUs Outstanding as of 12/31/13	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 6/30/14	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Senior Management	2/23/2010	2/23/2010-2/22/2020	21,459,142	$0.00	1,679,399	—	—	—	1,679,399	—	—	$0.08	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	139,933,819	$0.00	3,619,634	—	—	—	3,428,510	—	191,124	$0.08	$0.10
Senior Management	5/24/2010	5/24/2010-5/23/2020	6,739,969	$0.00	1,684,993	—	—	—	1,684,993	—	—	$0.08	$0.08
Employees	5/31/2011	5/31/2011-5/30/2021	21,212,530	$0.00	7,228,265	—	111,188	—	3,614,132	—	3,502,945	$0.08	$0.08
WEN YI ZHANG	9/8/2011	9/8/2011-9/7/2021	9,320,093	$0.00	9,320,093	—	—	—	—	—	9,320,093	—	$0.06
Tzu Yin Chiu	9/8/2011	9/8/2011-9/7/2021	37,280,372	$0.00	18,640,186	—	—	—	—	—	18,640,186	—	$0.06
Employees	5/22/2012	5/22/2012-5/21/2022	60,750,000	$0.00	40,455,000	—	255,000	—	13,425,000	—	26,775,000	$0.08	$0.04
Senior Management	5/22/2012	5/22/2012-5/21/2022	1,920,000	$0.00	1,440,000	—	—	—	480,000	—	960,000	$0.08	$0.04
Senior Management	9/12/2012	9/12/2012-9/11/2022	2,500,000	$0.00	1,875,000	—	—	—	—	—	1,875,000	—	$0.04
Employees	6/11/2013	6/11/2013-6/10/2023	133,510,000	$0.00	129,390,000	—	3,172,500	—	32,040,000	—	94,177,500	$0.09	$0.08
Senior Management	6/11/2013	6/11/2013-6/10/2023	17,826,161	$0.00	17,826,161	—	—	—	3,400,519	—	14,425,642	$0.09	$0.08
					233,158,731	—	3,538,688	—	59,752,553	—	169,867,490

2014 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/13	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/14	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Yonggang Gao	6/12/2014	6/12/2014-6/11/2024	2,886,486	$0.08	—	2,886,486	—	—	—	—	2,886,486	—	$0.08
Employees	6/12/2014	6/12/2014-6/11/2024	26,584,250	$0.08	—	26,584,250	1,424,000	—	—	—	25,160,250	—	$0.08
					—	29,470,736	1,424,000	—	—	—	28,046,736

5.                                      REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2014.

6.                                      UPDATE TO DIRECTORS’ INFORMATION

Changes in, and updates to, previously disclosed information relating to the Directors

As required under Rules 13.51B and 13.51(2) of the Hong Kong Stock Exchange Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective term of office are set out below:

•                                          Mr. Zhang Wenyi gradually ceased to be a director of the subsidiaries of the Company during the period from the date of the Company’s 2013 annual report to the date of this interim report.

•                                          Dr. Tzu-Yin Chiu was appointed as the chairman of each of the following subsidiaries of the Company:

•                                芯電半導體（上海）有限公司 (Siltech Semiconductor (Shanghai) Corporation Limited*) on April 14, 2014.

•                                中芯國際集成電路製造（上海）有限公司 (Semiconductor Manufacturing International (Shanghai) Corporation*) on April 21, 2014.

•                                中芯國際集成電路製造（深圳）有限公司 (Semiconductor Manufacturing International (Shenzhen) Corporation*) on May 6, 2014.

•                                中芯國際集成電路製造（北京）有限公司 (Semiconductor Manufacturing International (Beijing) Corporation*) on May 23, 2014.

•                                中芯國際集成電路製造（天津）有限公司 (Semiconductor Manufacturing International (Tianjin) Corporation*) on July 11, 2014.

7.                                      WAIVER FROM COMPLIANCE WITH THE HONG KONG STOCK EXCHANGE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Hong Kong Stock Exchange Listing Rules which are still in effect.

8.                                      REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim financial statements of the Company for the six months ended June 30, 2014.

By order of the Board

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC
August 28, 2014

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2014 and 2013

(In USD’000, except share and per share data)

		Six months ended
	Notes	06/30/14	06/30/13
		(unaudited)	(unaudited)
Revenue	6	962,427	1,042,911
Cost of sales		(723,256)	(809,396)
Gross profit		239,171	233,515
Research and development expenses		(81,733)	(61,494)
Sales and marketing expenses		(18,726)	(18,029)
General and administration expenses		(58,721)	(76,839)
Other operating income	7	7,786	53,300
Profit from operation		87,777	130,453
Interest income		4,859	2,288
Finance costs	8	(12,861)	(19,930)
Foreign exchange gains or losses		(14,454)	5,094
Other gains or losses, net		10,711	(240)
Share of profits of associates		1,451	1,223
Profit before tax	9	77,483	118,888
Income tax expense	10	(1,361)	(3,046)
Profit for the period		76,122	115,842
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations		(1,953)	321
Total comprehensive income for the period		74,169	116,163
Profit for the period attributable to:
Owners of the Company		77,062	116,005
Non-controlling interests		(940)	(163)
		76,122	115,842
Total comprehensive income for the period attributable to:
Owners of the Company		75,109	116,326
Non-controlling interests		(940)	(163)
		74,169	116,163
Earnings per share	12
Basic		0.00	0.00
Diluted		0.00	0.00

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At June 30, 2014 and December 31, 2013

(In USD’000, except share and per share data)

	Notes	06/30/14	12/31/13
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	14	2,515,105	2,528,834
Prepaid land use right		136,623	136,725
Intangible assets		198,952	215,265
Investments in associates	15	30,820	29,200
Deferred tax assets		44,161	43,890
Other assets		7,228	6,237
Total non-current assets		2,932,889	2,960,151
Current assets
Inventories	17	319,089	286,251
Prepaid operating expenses		42,261	43,945
Trade and other receivables	18	458,765	379,361
Other financial assets	16	358,417	240,311
Restricted cash	19	181,573	147,625
Cash and cash equivalent		573,332	462,483
		1,933,437	1,559,976
Assets classified as held-for-sale	13	1,543	3,265
Total assets		4,867,869	4,523,392
Equity and liabilities
Capital and reserves
Ordinary shares	20	13,933	12,845
Share premium		4,296,190	4,089,846
Reserves		87,004	74,940
Accumulated deficit		(1,616,797)	(1,693,859)
Equity attributable to owners of the Company		2,780,330	2,483,772
Non-controlling interests		108,715	109,410
Total equity		2,889,045	2,593,182
Non-current liabilities
Borrowings	23	430,520	600,975
Convertible bonds	24	352,317	180,563
Deferred tax liabilities		122	167
Deferred government funding		192,325	209,968
Total non-current liabilities		975,284	991,673
Current liabilities
Trade and other payables	22	474,268	393,890
Borrowings	23	365,269	390,547
Deferred government funding		31,484	26,349
Accrued liabilities		132,273	127,593
Current tax liabilities		246	158
Total current liabilities		1,003,540	938,537
Total liabilities		1,978,824	1,930,210
Total equity and liabilities		4,867,869	4,523,392
Net current assets		931,440	624,704
Total assets less current liabilities		3,864,329	3,584,855

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2014 and 2013

(In USD’000)

			Equity-
			settle		Convertible
			employee	Foreign	bonds		Attributable
	Ordinary		benefits	currency	equity		to owner	Non-
	shares	Share	reserve	translation	reserve	Accumulated	of the	controlling	Total
	(Note 20)	premium	(Note 21)	reserve	(Note 24)	deficit	Company	interest	Equity
Balance at January 1, 2013 (audited)	12,800	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the period	—	—	—	—	—	116,005	116,005	(163)	115,842
Other comprehensive income for the period	—	—	—	321	—	—	321	—	321
Total comprehensive income for the period	—	—	—	321	—	116,005	116,326	(163)	116,163
Exercise of stock options	30	4,483	(2,395)	—	—	—	2,118	—	2,118
Share-based compensation	—	—	9,005	—	—	—	9,005	—	9,005
Sub-total	30	4,483	6,610	—	—	—	11,123	—	11,123
Balance at June 30, 2013 (unaudited)	12,830	4,088,071	48,842	4,237	—	(1,751,031)	2,402,949	789	2,403,738

Balance at January 1, 2014 (audited)	12,845	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the period	—	—	—	—	—	77,062	77,062	(940)	76,122
Other comprehensive income for the period	—	—	—	(1,953)	—	—	(1,953)	—	(1,953)
Total comprehensive income for the period	—	—	—	(1,953)	—	77,062	75,109	(940)	74,169
Issuance of ordinary shares	1,036	196,161	—	—	—	—	197,197	—	197,197
Exercise of stock options	52	10,183	(6,187)	—	—	—	4,048	—	4,048
Share-based compensation	—	—	7,491	—	—	—	7,491	—	7,491
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	245	245
Recognition of equity component of convertible bonds	—	—	—	—	12,713	—	12,713	—	12,713
Sub-total	1,088	206,344	1,304	—	12,713	—	221,449	245	221,694
Balance at June 30, 2014 (unaudited)	13,933	4,296,190	56,481	2,600	27,923	(1,616,797)	2,780,330	108,715	2,889,045

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2014 and 2013

(In USD’000)

	Six months ended
	06/30/14	06/30/13
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	291,335	285,383
Interest paid	(15,202)	(25,642)
Interest received	3,327	3,977
Income taxes paid	(786)	(720)
Net cash from operating activities	278,674	262,998
Cash flow from investing activities:
Payments for property, plant and equipment	(227,246)	(311,140)
Payments for intangible assets	(11,312)	(29,494)
Payments for land use right	(1,123)	(61,391)
Net changes in restricted cash relating to investing activities	(13,531)	33,667
Payments to acquire financial assets	(710,701)	(4,379)
Proceeds on sale of financial assets	592,593	20,181
Net proceeds after netting off land appreciation tax (Payments to) from disposal of property, plant and equipment and assets classified as held for sale	16,002	(863)
Proceeds from disposal of subsidiary	—	28,639
Others	(16)	(407)
Net cash used in investing activities	(355,334)	(325,187)
Cash flow from financing activities:
Proceeds from borrowings	150,798	362,614
Repayment of borrowings	(345,093)	(383,068)
Proceeds from issuance of ordinary shares	197,604	—
Proceeds from issuance of convertible bonds	181,230	—
Repayment of promissory notes	—	(15,000)
Proceeds from exercise of employee stock options	4,048	2,118
Proceeds from non-controlling interest — capital contribution	245	—
Net cash from (used in) financing activities	188,832	(33,336)
Net increase (decrease) in cash and cash equivalents	112,172	(95,525)
Cash and cash equivalent, beginning of period	462,483	358,490
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,323)	(10)
Cash and cash equivalent, end of period	573,332	262,955

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014

1.              GENERAL INFORMATION

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.              BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

3.              PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2014 are the same as those followed in the preparation of the Company’s annual financial statements as of and for the year ended December 31, 2013.

In the current interim period, the Company has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Company’s condensed consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities

Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities

Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets

Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

IFRIC 21	Levies

The application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

4.              ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2013.

5.              FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

There have been no changes in the risk management department since year end or in any risk management policies since the year end.

6.              SEGMENT INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Company. The Company operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income. The Company’s operating revenue from customers by geography is detailed below.

	Revenue from external customers
	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
United States	424,553	519,422
Mainland China and Hong Kong	410,143	415,309
Eurasia*	127,731	108,180
	962,427	1,042,911

*                 Not including Mainland China and Hong Kong

6.     SEGMENT INFORMATION (CONTINUED)

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	06/30/14	12/31/13
	USD’000	USD’000
United States	27	33
Europe	3	4
Taiwan	11	14
Hong Kong	3,342	3,440
Mainland China	2,511,722	2,525,343
	2,515,105	2,528,834

7.              OTHER OPERATING INCOME

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	7,593	24,996
Gain on disposal of subsidiaries	—	28,304
Others	193	—
	7,786	53,300

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2014 was primarily from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2013 was primarily from the sales of the staff living quarters in Shanghai to employees.

The gain on disposal of subsidiaries for the six months ended June 30, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). Please refer to the Company’s annual financial statements as at December 31, 2013 for details.

8.              FINANCE COSTS

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Interest on:
Bank and other borrowings — wholly repayable within five years	16,444	26,743
Interest on convertible bonds	3,429	—
Accretion of interest to preferences shareholders of a subsidiary	—	764
Total interest expense for financial liabilities not classified as at FVTPL	19,873	27,507
Less: amounts capitalized	(7,012)	(7,577)
	12,861	19,930

The weighted average interest rate on funds borrowed generally is 4.61% per annum (2013: 5.02% per annum).

9.              PROFIT BEFORE TAX

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation and amortization of property, plant and equipment	254,926	250,740
Amortization of prepaid land use rights	1,060	730
Amortization of acquired intangible assets	19,348	19,994
Impairment loss (reversed) recognized on inventory	6,651	(4,884)
Impairment loss recognized in respect of available for sale investments included in other assets	—	2,479
Impairment loss recognized in respect of trade and other receivables	1,241	658
Foreign exchange gains or losses	14,454	(5,094)

10.       INCOME TAX EXPENSE

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Current tax — Enterprise Income Tax	750	747
Current tax — Land Appreciation Tax	927	2,904
Deferred tax	(316)	(605)
Total income tax expense	1,361	3,046

10.       INCOME TAX EXPENSE (CONTINUED)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax at the rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The PRC enterprise income tax law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No.1.

10.       INCOME TAX EXPENSE (CONTINUED)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)             Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 12.5% in 2013. The income tax rate is 15% since 2014.

In accordance with Circular No. 43 and Circular No. 1, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)             Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of June 30, 2014 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to the income tax rate of 25%.

11.       DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2014 and 2013, respectively.

12.       EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Basic earnings per share	0.00	0.00
Diluted earnings per share	0.00	0.00

12.                                EARNINGS PER SHARE (CONTINUED)

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Earnings
Earnings used in the calculation of basic earnings per share	77,062	116,005
Interest expense from convertible bonds	3,429	—
Earnings used in the calculation of diluted earnings per share	80,491	116,005
Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,469,087,242	32,032,802,837
Effect of dilutive potential ordinary shares
Employee option and restricted share units	298,601,846	206,129,393
Convertible bonds	2,100,863,279	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	34,868,552,367	32,238,932,230

As of June 30, 2014, the Company had 669,278,950 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of June 30, 2013, the Company had 1,832,325,993 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

13.                                ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/14	12/31/13
	USD’000	USD’000
Assets related to employee’s living quarters	1,543	3,265

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. The Company is seeking to sell these self-constructed living quarters to its employees.

14.                                PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$497 million as of June 30, 2014, primarily consisted of US$130.8 million and US$116.5 million of the manufacturing equipment acquired to further expand the production capacity at the 12-inch fab in Beijing and Shanghai, respectively, US$17.4 million of the manufacturing equipment acquired to further expand the production capacity at the 8-inch fab in Shanghai, and US$111.9 million related to the ongoing 8-inch wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$120.4 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by December 31, 2014.

Assets pledged as security

As of June 30, 2014, property, plant and equipment with carrying amount of approximately US$857 million (2013: approximately US$1,000 million) have been pledged to secure borrowings of the Company (see Note 23). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

15.                                INVESTMENTS IN ASSOCIATES

Details of the Company’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

			Proportion of ownership		Proportion
	Place of		interest and voting power		of voting
	establishment	Class of	held by the Company		power
Name of company	and operation	share held	06/30/14	12/31/13	held

Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin”)	Beijing	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation*	Cayman Island	Ordinary	49.8%	48.7%	49.8%

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

*                                         As of December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”).

16.                                OTHER FINANCIAL ASSETS

	30/06/14	12/31/13
	USD’000	USD’000
Short-term investments carried at fair value through profit or loss	358,417	240,311

17.                                INVENTORIES

	06/30/14	12/31/13
	USD’000	USD’000
Raw materials	63,180	56,242
Work in progress	191,480	180,710
Finished goods	64,429	49,299
	319,089	286,251

18.                                TRADE AND OTHER RECEIVABLES

	06/30/14	12/31/13
	USD’000	USD’000
Trade receivables	432,457	352,872
Allowance for doubtful debts	(45,490)	(44,643)
	386,967	308,229
Other receivables and refundable deposits	71,798	71,132
	458,765	379,361

The Company determines credit terms ranging generally from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The following is analysis of trade receivable presented based on the invoice date at the end of the reporting period.

	06/30/14	12/31/13
	USD’000	USD’000
Within 30 days	216,890	166,117
Between 31–60 days	113,451	110,470
Over 60 days	102,116	76,285
Total	432,457	352,872

18.                                TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is analysis of trade receivable (net of allowance of doubtful debt) by age, presented based on due date.

	06/30/14	12/31/13
	USD’000	USD’000
Current	324,877	269,740
Past due but not impaired
Within 30 days	30,450	24,480
Between 31–60 days	18,249	10,068
Over 60 days	13,391	3,941
Total	386,967	308,229

19.                                RESTRICTED CASH

As of June 30, 2014 and December 31, 2013, restricted cash consisted of US$54.9 million and US$35.7 million, respectively, of bank time deposits pledged against letters of credit and short-term borrowings, and US$126.7 million and US$111.9 million, respectively, of government funding received for the various research and development projects.

20.                                SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.0004 each issued and fully paid

	Six months ended June 30, 2014		Six months ended June 30, 2013
	Number of shares	Share capital	Number of shares	Share capital
		USD’000		USD’000
Balance at January 1	32,112,307,101	12,845	32,000,139,623	12,800
Issuance of shares under the Company’s employee stock incentive plans	129,553,237	52	75,491,777	30
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	—	—
Balance at June 30	34,831,860,338	13,933	32,075,631,400	12,830

On June 4, 2014, the Company, J.P. Morgan Securities (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch (the “Placing Agents”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang”) entered into a placing and subscription agreement (the “Placing and Subscription Agreement”). Pursuant to the agreement, Datang appointed the Placing Agents to place 2.59 billion shares of the Company’s Common Stock at a price of HK$0.60 per share, which represents a discount of approximately 4.76% to the Company’s Closing Price of HK$0.63 per share as quoted on the Hong Kong Stock Exchange on the Last Trading Day (the “Placing Price”) (the “Top-up Placing”). Following the completion of the Top-up Placing, Datang applied to subscribe for 2.59 billion new ordinary shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”). The Top-up Subscription was completed with net proceeds of approximately US$197.2 million on June 12, 2014.

20.                                SHARES AND ISSUED CAPITAL (CONTINUED)

Ordinary shares of US$0.0004 each issued and fully paid (Continued)

The net proceeds are recorded as share capital of approximately US$1 million and share premium of approximately US$196.2 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

21.                                SHARE-BASED PAYMENTS

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	7,491	9,005

Movements during the period

(i)                   The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”)):

	2014	2014		2013	2013
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09
Granted during the period	29,470,736	US$	0.08	220,031,583	US$	0.08
Forfeited and expired during the period	(118,169,224)	US$	0.16	(103,541,541)	US$	0.12
Exercised during the period	(69,800,684)	US$	0.06	(50,115,328)	US$	0.04
Outstanding at June 30	1,161,884,681	US$	0.08	1,351,742,086	US$	0.09

In the current interim period, share options were granted on June 12, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.09.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2014 and 2013:

	2014	2013
Dividend yield (%)	—	—
Expected volatility	58.49%	63.18%
Risk-free interest rate	1.66%	1.10%
Expected life of share options	1–5 years	1–5 years

21.                                SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(i)                     (Continued)

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)                  The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the period (excluding share options):

	2014	2014		2013	2013
	Number	WAFV		Number	WAFV
Outstanding at January 1, 2014	233,158,731	US$	0.07	125,358,288	US$	0.06
Granted during the period	—		—	151,336,161	US$	0.08
Forfeited during the period	(3,538,688)	US$	0.08	(4,271,623)	US$	0.06
Exercised during the period	(59,752,553)	US$	0.07	(25,376,449)	US$	0.06
Outstanding at June 30, 2014	169,867,490	US$	0.07	247,046,377	US$	0.07

There were no RSUs granted in the first half of 2014.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$0.08.

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSU granted during the six months ended June 30, 2013:

2013
Dividend yield (%)	—
Expected volatility	47.03%
Risk-free interest rate	0.34%
Expected life of RSUs	1–2 years

21.                                SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(ii)                  (Continued)

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

22.                                TRADE AND OTHER PAYABLES

	06/30/14	12/31/13
	USD’000	USD’000
Trade payables	325,342	285,967
Advance receipts from customers	69,933	41,164
Deposit received from customer	60,049	48,976
Other payables	18,944	17,783
	474,268	393,890

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payables presented based on the invoice date at the end of the reporting period.

	06/30/14	12/31/13
	USD’000	USD’000
Within 30 days	247,096	214,219
Between 31–60 days	26,427	20,295
Over 60 days	51,819	51,453
Total	325,342	285,967

An aging analysis of the trade payables is as follows:

	06/30/14	12/31/13
	USD’000	USD’000
Current	270,553	237,337
Overdue:
Within 30 days	21,470	9,493
Between 31 to 60 days	3,317	12,299
Over 60 days	30,002	26,838
	325,342	285,967

23.       BORROWINGS

	06/30/14	12/31/13
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	152,416	219,727
	152,416	219,727
2012 USD Loan (SMIC Shanghai)	134,000	201,000
2013 USD Loan (SMIC Shanghai)	260,000	260,000
2012 USD Loan (SMIC Beijing)	198,840	260,000
2013 EXIM USD Loan (SMIC Beijing)	40,000	40,000
2013 China Investment Development Corporation Entrusted Loan (SMIC Beijing)	10,533	10,795
	643,373	771,795
Less: current maturities of long-term debt	212,853	170,820
Non-current maturities of long-term debt	430,520	600,975
Borrowing by repayment schedule:
Within 1 year	365,269	390,547
Within 1–2 years	181,020	209,965
Within 2–5 years	249,500	367,990
Over 5 years	—	23,020
	795,789	991,522

As of June 30, 2014, property, plant and equipment and land use right with carrying amount of approximately US$864 million (2013: US$1,007 million) have been pledged to secure borrowings of the Company.

24.       CONVERTIBLE BONDS

(i)            Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued zero coupon convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”). The issue price was 100% of the aggregate principal amount of the Original Bonds. The Original Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

24.       CONVERTIBLE BONDS (CONTINUED)

(i)            Issue of US$200 million zero coupon convertible bonds due 2018 (Continued)

Please refer to the Company’s annual consolidated financial statements as at December 31, 2013 for the principal terms of the Original Bonds.

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component of the Original Bonds for the period ended June 30, 2014 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at November 13, 2013	179,390	15,210	194,600
Interest charged during the year	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during the period	3,241	—	3,241
As at June 30, 2014	183,804	15,210	199,014

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

(ii)        Issue of US$86.8 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill Limited (“Country Hill”) on May 29, 2014 (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre- emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

24.       CONVERTIBLE BONDS (CONTINUED)

(ii)        Issue of US$86.8 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component of the Original Pre-emptive Bonds for the period ended June 30, 2014 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during the period	188	—	188
As at June 30, 2014	81,423	5,565	86,988

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

(iii)    Issue of US$95 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 on June 24, 2014 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component of the Further Bonds for the period ended June 30, 2014 was as the same as the date of issue.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds and the Original Pre-emptive Bonds from the date of their issue.

25.       COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2014, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	06/30/14	12/31/13
	USD’000	USD’000
Commitments for the facility construction	137,813	114,878
Commitments for the acquisition of property, plant and equipment	199,005	178,382
Commitments for the acquisition of intangible assets	23,216	10,147
	360,034	303,407

26.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                  the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

26.       FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2014.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•                  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		06/30/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	358,417	—	358,417
Total		—	358,417	—	358,417

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	240,311	—	240,311
Total		—	240,311	—	240,311

27.           RELATED PARTY TRANSACTIONS

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sales of goods Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	5,254	7,753
Leadcore Technology Co., Ltd**	964	30
Toppan	2,194	2,136
Brite Semiconductor (Shanghai) Corporation***	16,248	NA

	Purchase of goods		Purchase of services
	Six months ended		Six months ended
	06/30/14	06/30/13	06/30/14	06/30/13
	USD’000	USD’000	USD’000	USD’000
Toppan	3	—	12,626	12,358
Zhongxin	—	—	1,934	1,103
Brite Semiconductor (Shanghai) Corporation***	—	NA	2,175	NA

The following balances were outstanding at the end of the reporting period:

	Amounts due from		Amounts due to
	related parties		related parties
	06/30/14	12/31/13	06/30/14		12/31/13
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	5,378	6,124	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	64,322	*	65,884
Leadcore Technology Co., Ltd.**	703	405	7		140
Toppan	369	370	—		2,397
Zhongxin	—	6	—		—
Brite Semiconductor (Shanghai) Corporation***	4,747	683	99		645

*                         Short-term borrowing, the principal amount will be repaid in November 2014. The interest rate is 3%.

**                  Members of Datang Group. (as defined below).

***           As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

27.                                RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (Continued)

On February 18, 2014, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On May 29, 2014, the Company issued the zero coupon convertible bonds to Datang and Country Hill which are substantial shareholders of the Company. Please refer to Note 24 for details.

On June 4, 2014, the Company, the Placing Agents and Datang entered into a placing and subscription agreement for the placing and subscription of 2.59 billion new ordinary shares. Please refer to Note 20 for details.

On August 22, 2014, the Company entered into a subscription agreement with Datang regarding to the subscription of the zero coupon convertible bonds. Please refer to Note 29 for details.

On August 22, 2014, the Company entered into a subscription agreement with each of Datang and Country Hill regarding to the subscription of ordinary shares. Please refer to Note 29 for details.

Sale of self-developed living quarter unit

Amount of sale of self-developed living quarter unit to one of the key management, which was previously approved by the Board, was US$0.8 million in six months ended June 30, 2013.

28.                                OFFSETTING A FINANCIAL ASSET AND A FINANCIAL LIABILITY

(i)                     On May 12, 2014, five financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$3.6 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$3.6 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

28.                                OFFSETTING A FINANCIAL ASSET AND A FINANCIAL LIABILITY (CONTINUED)

(ii)                  On June 10, 2014, seven financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

29.                                SUBSEQUENT EVENT

On August 22, 2014, the Company entered into a subscription agreement with Datang, pursuant to which the Company has conditionally agreed to issue and Datang has conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$22,200,000 (“Datang Further Pre-emptive Bonds”) for a total cash consideration of US$22,533,000 upon the exercise of Datang’s pre-emptive rights as specified in the share purchase agreement (“2008 Datang Share Purchase Agreement”) dated November 6, 2008 entered into between the Company and Datang Telecom. The issue price of the Datang Further Pre-emptive Bonds is 101.5% of the aggregate principal amount. The Datang Further Pre-emptive Bonds are convertible into 216,096,723 ordinary shares, assuming full conversion of the Datang Further Pre-emptive Bonds at the initial conversion price of HK$0.7965 per ordinary share.

On August 22, 2014, the Company also entered into a subscription agreement with each of Datang and Country Hill (“2014 Datang Share Subscription Agreement” and “2014 Country Hill Share Subscription Agreement”, respectively) in relation to the proposed subscription of 669,468,952 ordinary shares by Datang upon the exercise of Datang’s pre-emptive rights pursuant to the 2008 Datang Share Purchase Agreement and 268,642,465 ordinary shares by Country Hill upon the exercise of Country Hill’s pre-emptive rights pursuant to the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill at the price of HK$0.60 per ordinary share (which was the same as the Placing Price). The total consideration payable by Datang under the 2014 Datang Share Subscription Agreement amounts to HK$401,681,371.20, and the total consideration payable by Country Hill under the 2014 Country Hill Share Subscription Agreement amounts to HK$161,185,479.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 15, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director